355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

June 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attn: Geoff Kruczek

Re:	Live Nation Entertainment, Inc.
Schedule TO-I
Filed June 16, 2014
File No. 005-81268

Dear Mr. Kruczek,

This letter sets forth the response of Live Nation Entertainment, Inc. (the “Company”) to the comment letter received on June 20, 2014 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission regarding the Schedule TO-I filed by the Company on June 16, 2014 in connection with the Company’s offer to purchase (the “Offer to Purchase”) any and all of the issued and outstanding 2.875% Convertible Senior Notes due 2027 (the “Securities”) as required by the terms of the indenture governing the Securities, dated as of July 16, 2007 (the “Indenture”), between the Company, formerly known as Live Nation, Inc., and HSBC Bank USA, National Association, as successor in interest to Wells Fargo Bank, N.A., as trustee.

For ease of review, we have set forth below the numbered comments of the Staff in its letter and the Company’s responses thereto.

1.	Disclosure indicates that through at least July 29, 2014, holders may convert their Securities into cash consideration. Please advise how this is consistent with Exchange Act Rules 13e-4(f)(6) and 14e-5.

Based on discussions with the Staff, the Company intends to deliver a notice of redemption no sooner than July 30, 2014 (the 11th business day after the termination/expiration of the Offer to Purchase1) with a redemption date no sooner than 30 days thereafter. The Company will file an amendment to the Schedule TO-I reflecting these revised plans. Therefore, the Offer to Purchase, the purchases pursuant to the redemption, conversions of the Securities, if any, which will be permitted under

[1]	As described in the Schedule TO-I, the Offer to Purchase expires at 5:00 p.m., New York City time, on Tuesday, July 15, 2014.

the Indenture from the date of the notice of redemption until the close of business on the business day immediately preceding the redemption date, and the Company’s ability to settle such conversions in cash will be consistent with Rules 13e-4(f)(6) and 14e-5 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

2.	Please advise why the right to convert the Securities is not a tender offer subject to Exchange Act Regulation 14E and Rule 13e-4. Please address in your response the fact that the Company may pay cash consideration for any converted Securities, the Securities appear to be convertible only during the period beginning on or after June 20, 2014 (the date that the Company issues a notice of redemption) and ending July 29, 2014 and that the Company may choose to redeem the Notes on or after July 30, 2014.

The term “tender offer” is not defined in the Exchange Act. However, based on conversations with the Staff and our understanding of its views and thus assuming that a redemption by the Company coupled with the concomitant right to convert (which we think must be viewed together, as it is the issuance of the redemption notice2 which even arguably presents some of the factors associated with a tender offer), we note that the courts and the Staff generally look to eight factors, first outlined in 1979 in Wellman v. Dickinson, to identify a tender offer. See Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979). The eight factors, as described in Hanson Trust PLC v. SCM Corp., are:

“1. active and widespread solicitation of public shareholders for the shares of an issuer;

  2. solicitation made for a substantial percentage of the issuer’s stock;

  3. offer to purchase made at a premium over the prevailing market price;

  4. terms of the offer are firm rather than negotiable;

  5. offer contingent on the tender of a fixed number of shares;

  6. offer open only for a limited period of time;

  7. offeree subjected to pressure to sell his stock; and

  8. public announcements of a purchasing program concerning the target company precede or accompany rapid accumulation of large amounts of the target company’s securities.” See Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d Cir. 1985).

As the terminology used above indicates, these factors have generally been developed in the context of third party tenders of common equity securities. Accordingly, it is not surprising that applying them to the contractual conversion right of the Indenture presents some interpretive challenges. However, doing our best to address the factors:

[2]	By itself, the redemption is clearly exempt from Exchange Act Rule 13e-4 under Exchange Act Rule 13e-4(h)(1).

Factor 1 (Active and Widespread Solicitation). Contact between the Company and holders of the Securities for the redemption, which triggers the concomitant conversion right, is expected to be limited to the notice of redemption and the references to the redemption in the Offer to Purchase (which are required by Item 106 of Regulation M-A and which the Company believes constitute good disclosure in any event). The notice of redemption will be mechanical in nature (conveying the information required by the Indenture) and will not seek to persuade holders to convert their Securities or not convert their Securities. Therefore, although the notice of redemption will be sent to all holders of the Securities as required by the terms of the Indenture, there will be no “solicitation” in the commonly understood meaning of the word.

Factor 2 (Solicitation Made for a Substantial Percentage). Although the redemption notice goes to all holders of the Securities, as noted above, the Company is not soliciting any holders to convert or not convert their Securities. Accordingly, no solicitation will be made for any percentage of the Securities.

Factor 3 (Offer to Purchase Made at a Premium Over the Prevailing Market Price) and Factor 4 (Terms of the Offer are Firm). These factors are difficult to apply to the notice of redemption and concomitant conversion right in a meaningful manner. The conversion consideration and terms are the result of a market transaction between the Company and its investors at the time the Securities were issued in 2007. Further, since the conversion consideration is based on a calculation trailing the conversion date, the conversion consideration is not ascertainable at this time, nor will it be known prior to any holders’ election to convert or not convert such holder’s Securities.3 Thus there is no element of a limited-time attractive offer made by the Company in this case.

Factor 5 (Offer Contingent on the Tender of a Fixed Amount). This factor is not present in the redemption and concomitant conversion right. The redemption notice is not contingent on whether any Securities are converted or not.

Factor 6 (Offer Open Only for a Limited Period of Time). Upon delivery of the notice of redemption, holders will have the right to convert their Securities from the date of that notice until the close of business on the business day preceding the redemption date. Under the Indenture, this date must be a minimum of 30 days. Accordingly, although the time period for conversions will be limited, it will be at least as long as the 20 business day period required by Exchange Act Rule 13e-4(f) and in our view more than sufficient for the holders to weigh whether to convert their Securities or do nothing and have their Securities redeemed (we expect that many holders who favor redemption will in fact not wait for the redemption date, but rather will participate in the Offer to Purchase). We note that the Securities were originally sold in a Rule 144A offering solely to qualified institutional buyers and that, as a general matter, the market for convertible securities is overwhelmingly comprised of sophisticated institutional investors.

Factor 7 (Offeree Subjected to Pressure to Sell). This factor is not present in the redemption and concomitant conversion right. As noted above, the Company will not encourage or discourage conversions.

Factor 8 (Public Announcements of a Purchasing Program Concerning the Target Company Precede or Accompany Rapid Accumulation of Large amounts of the Target Company’s

[3]	Today, the value of the conversion consideration is in fact less than the redemption price.

Securities). This factor is not present in the redemption and concomitant conversion right (or, admittedly, any issuer self-tender).

Based on the totality of these factors, we do not believe the redemption and concomitant conversion right constitute a tender offer.4 Finally, we note that the policy-based arguments and market observations contained in the response to comment 4 in the letter of Troutman Sanders related to their client AGCO Corporation, dated December 12, 2013, responding to the Staff’s comment letter, dated December 5, 2013, apply equally to the Company’s circumstances.

* * * * *

Filed herewith as Annex A is a letter from the Company acknowledging its responsibilities as requested in the Staff’s letter. Please contact the undersigned at (212) 906-2918, or, in my absence, Steven B. Stokdyk at (213) 891-7421, with any questions or comments you have.

Best regards,

/s/ Steven B. Stokdyk
Steven B. Stokdyk
of LATHAM & WATKINS LLP

CC:	Michael Rowles, General Counsel,
Live Nation Entertainment, Inc.

Alexander F. Cohen, Esq.,
Latham & Watkins LLP

Gregory P. Rodgers, Esq.,
Latham & Watkins LLP

[4]	The fact that the Company has the contractual right to settle conversions in cash does not impact the eight factor analysis.

ANNEX A

LIVE NATION ENTERTAINMENT, INC.

9348 Civic Center Drive

Beverly Hills, CA 90210

Dear Mr. Kruczek:

Pursuant to the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-I filed with the Commission on June 16, 2014 by Live Nation Entertainment, Inc., a Delaware corporation (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executed as of the date first written above.

LIVE NATION ENTERTAINMENT, INC

By:	/s/ Michael G. Rowles
	Name:	Michael G. Rowles
	Title:	Executive Vice President, General
Counsel and Secretary